Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Outlook Therapeutics, Inc.:

We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated December 18, 2018 contains an explanatory paragraph that states that Outlook Therapeutics, Inc. has incurred recurring losses and negative cash flows from operations and has an accumulated deficit at September 30, 2018 of $216.3 million, $13.5 million of senior secured notes that may become due in fiscal 2019 and $4.6 million of unsecured indebtedness, $1.0 million of which is due on demand, and $3.6 million of which matures December 22, 2018, that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 20, 2019